Exhibit 99.2

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces Key Operational Statistics for

the Third Quarter of 2019

(Hong Kong, October 24, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the third quarter of 2019.

The Company achieved a total net production of 124.8 million barrels of oil equivalent (“BOE”) for the third quarter of 2019, representing an increase of 9.7% year over year (“YoY”). Production from offshore China increased 8.9% YoY to 80.2 million BOE, mainly attributable to production growth from the commencement of new projects. Overseas production increased 11.2% YoY to 44.6 million BOE, mainly due to the contribution from the new projects of Egina and Appomattox.

During the period, the Company made three new discoveries and drilled 19 successful appraisal wells. In offshore China, Kenli 6-1 in Bohai was successfully appraised and is expected to be a mid-sized oil and gas structure. In Guyana, the new discovery of Tripletail was made in the Stabroek block, which is the fourteenth oil discovery achieved in the block and will support the future development of the Turbot area.

On development and production, three out of six new projects planned for this year have commenced production. Bozhong 34-9 oil field, Caofeidian 11-1/11-6 comprehensive adjustment project and Wenchang 13-2 comprehensive adjustment project are undergoing offshore commissioning.

The unaudited oil and gas sales revenue of the Company reached approximately RMB48.34 billion for the third quarter of 2019, representing an increase of 0.8% YoY, mainly due to the increase in production offset the decrease in realized prices. During this quarter, the Company’s average realized oil price decreased 14.9% YoY to US$60.89 per barrel, which is in line with the international oil prices. The Company’s average realized gas price decreased 8.8% YoY to US$5.70 per thousand cubic feet, mainly due to the increased proportion of gas production with lower realized gas price.

For the third quarter of 2019, the Company's capital expenditure increased 27.9% YoY to approximately RMB19.53 billion, mainly due to the significant increase in workload.

Mr. Xu Keqiang, President of CNOOC Limited, commented: “In the third quarter, the Company further strengthened its efforts in exploration and development, seeing a steady increase in net production in offshore China and from overseas. The Company is confident of achieving the full-year production and operation targets, and will strive to create maximum and enduring value for its shareholders.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com